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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FreeSeas Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y26496102
(CUSIP Number)
Ion G. Varouxakis
c/o FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Str.
GR-185 38 Piraeus, Greece
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y26496102	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Ion G. Varouxakis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Greece

	7	SOLE VOTING POWER:

NUMBER OF		2,248,031(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,248,031(1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,248,031(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	Y26496102	Page	3	of	9

1	NAMES OF REPORTING PERSONS: The Mida’s Touch S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,081,364(3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,081,364(3)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,081,364

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. Y26496102	13D	4 of 9

(1)	Reflects 2,014,697 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis (“The Mida’s Touch”); 66,667 shares issuable upon the exercise of warrants issued to The Mida’s Touch; and 166,667 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options. Shares owned by The Mida’s Touch exclude 305,921 Shares which The Mida’s Touch agreed to sell on January 5, 2007.

(2)	Calculated on the basis of 6,523,434 outstanding shares of FreeSeas common stock consisting of the 6,290,100 shares outstanding as of November 15, 2006 plus the 233,334 shares issuable upon exercise of warrants and options owned directly and indirectly by Mr. Varouxakis.

(3)	Reflects 2,014,697 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis (“The Mida’s Touch”) and 66,667 shares issuable upon the exercise of warrants issued to The Mida’s Touch. Shares owned by The Mida’s Touch exclude 305,921 Shares which The Mida’s Touch agreed to sell on January 5, 2007.

CUSIP No. Y26496102	13D	5 of 9

ITEM 1.	SECURITY AND ISSUER
          Title of Class of Securities
               Common Stock $.001 par value (the “Shares”)
          Name and Address of Issuer

FreeSeas Inc. (the “Issuer”) 89 Akti Miaouli & 4 Mavrokordatou Str. GR-185 38 Piraeus Greece

ITEM 2.	IDENTITY AND BACKGROUND
     This statement is being filed by Ion G. Varouxakis and The Mida’s Touch. The Mida’s Touch is a corporation organized under the laws of the Republic of the Marshall Islands that is wholly owned by Mr. Varouxakis. Accordingly, Mr. Varouxakis may be deemed for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the Shares owned by The Mida’s Touch.
     The principal business of The Mida’s Touch is investing in securities on behalf of Mr. Varouxakis.
     Mr. Varouxakis is a citizen of Greece. The principal business of Mr. Varouxakis is acting as the Chief Executive Officer of the Issuer. The principal business address of each of Mr. Varouxakis and The Mida’s Touch is 89 Akti Miaouli Street & 4 Mavrokordatou Str., GR-185 38 Piraeus, Greece.
     During the past five years neither Mr. Varouxakis nor The Mida’s Touch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On December 19, 2006, Mr. Varouxakis and V Capital S.A., a corporation organized under the laws of the Republic of the Marshall Islands (“V Capital”) that is wholly owned by Mr. Varouxakis, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Alastor Investments S.A. (“Alastor”), NY Holdings S.A. (“NY Holdings”), G Bros. S.A. (“G Bros”), George D. Gourdomichalis and Efstathios D. Gourdomichalis pursuant to which V Capital agreed to (i) purchase 1,462,500 Shares from Alastor and 1,349,750 Shares from NY Holdings at a purchase price of $3.268 per share (the “Purchase Price”) or $9,191,250 in the aggregate and (ii) acquire shareholder loans in an outstanding principal amount of US$1,308,500 made by G Bros to the Issuer for a consideration of US$1,308,500.

CUSIP No. Y26496102	13D	6 of 9

     Concurrently with the closing under the Stock Purchase Agreement (the “Closing”), V Capital transferred (i) 2,108,782 Shares to FS Holdings Limited, a corporation organized under the laws of the Republic of the Marshall Islands that is controlled by members of the Restis family, (ii) 40,000 Shares to V Estates S.A., a corporation organized under the laws of the Republic of the Marshall Islands that is affiliated with the father of Mr. Varouxakis, (iii) 30,600 Shares to Mrs. Evmorfia Varouxakis, the mother of Mr. Varouxakis and (iv) 633,118 Shares to The Mida’s Touch. Each of these transfers was a privately negotiated transaction with an accredited investor that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Each transfer was made at the Purchase Price. V Capital no longer owns any Shares. V Capital also transferred US$1,108,500 outstanding principal amount of the above-described shareholder loans to FS Holdings Limited for a consideration of US$1,108,500.
     The source of the funds for the acquisition of the Shares was the personal funds of Mr. Varouxakis.

ITEM 4.	PURPOSE OF TRANSACTION
     The purpose of the transaction was to increase the percentage ownership of Mr. Varouxakis in the Issuer from approximately 29.4% to 34.5% and give Mr. Varouxakis effective control of the management of the Issuer.
     Concurrently with the Closing, Messrs. George and Efstathios Gourdomichalis resigned as executive officers and directors of the Issuer. Immediately following the Closing, the Board of Directors of the Issuer appointed Mr. Varouxakis Chairman of the Board, President and interim Chief Financial Officer of the Issuer in addition to his previous position as Chief Executive Officer. The Board of Directors also elected Mr. Kostas Koutsoubelis, the Group Financial Director for the Restis interests, and Mr. Dimitrios Panagiotopoulos, the Head of Shipping and Corporate Banking at Proton Bank, as Directors of the Issuer. The size of the Board of Directors was also reduced from seven members to five members. As a result of these changes to the composition of the Board of Directors, the members of the Board of Directors of the Issuer currently are Mr. Varouxakis, Mr. Koutsoubelis, Mr. Panagiotopoulos, Mr. Focko Nauta and Mr. Matthew McCleery.
     Mr. Varouxakis intends to explore ways to enhance the commercial operation of the Issuer’s fleet in conjunction with Safbulk, an entity controlled by the Restis family, and will seek to acquire additional vessels in order to significantly expand the operations of the Issuer and take advantage of anticipated opportunities in the dry bulk shipping business.
     Except as set forth above, Mr. Varouxakis has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.

CUSIP No. Y26496102	13D	7 of 9

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
     (a) and (b) As the sole shareholder of The Mida’s Touch, Mr. Varouxakis may be deemed to have sole voting and dispositive power over the Shares owned by The Mida’s Touch for purposes of Rule 13d-3 and may be deemed to be the beneficial owner of 2,248,031 Shares representing approximately 34.5% of the outstanding shares of the Issuer, calculated on the basis of the 6,290,100 shares of common stock outstanding as of November 15, 2006, as set forth in the Issuer’s proxy statement dated November 22, 2006 and furnished to the SEC on Form 6-K on December 1, 2006, plus the 233,334 Shares issuable upon exercise of warrants and options owned directly and indirectly by Mr. Varouxakis. The Mida’s Touch beneficially owns and exercises sole voting and dispositive power over 2,014,697 Shares and holds Class A Warrants to acquire an additional 66,667 Shares. Such Class A Warrants may be exercised at any time prior to July 29, 2011 at an exercise price of US$5.00 per share. In addition, Mr. Varouxakis holds options to acquire up to 250,000 shares of the Issuer at an exercise price of US$5.00 per share. These options were issued pursuant to Mr. Varouxakis’ employment agreement with the Issuer and expire on December 16, 2010. Options to acquire 166,667 Shares have vested pursuant to such employment agreement and are immediately exercisable. Options to acquire the remaining 83,333 Shares are scheduled to vest on December 16, 2007, at which time they will become exercisable.
     (c) In addition to the transactions described under Item 3, The Mida’s Touch agreed to sell 305,921 Shares at the Purchase Price on January 5, 2007 to an institutional investor in a privately negotiated transaction exempt from the registration requirements of the Securities Act. Such transaction is expected to close shortly. Neither Mr. Varouxakis nor The Mida’s Touch effected any other transactions in any class of equity securities of the Issuer in the sixty days prior to the filing of this statement.
     (d) Inapplicable.
     (e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     None, other than Stock Purchase Agreement and as set forth in the responses to Items 3 and 5(c).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit
No.	Description

1	Joint Filing Agreement dated January 15, 2007 between Mr. Ion G. Varouxakis and The Mida’s Touch.

2	Stock Purchase Agreement dated December 19, 2006.

CUSIP No. Y26496102	13D	8 of 9

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2007	THE MIDA’S TOUCH, S.A.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President

/s/ Ion G. Varouxakis
Ion G. Varouxakis

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 15, 2007 (including amendments thereto) with respect to the Common Stock of FreeSeas, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 15, 2007	THE MIDA’S TOUCH S.A.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President

/s/ Ion G. Varouxakis
Ion G. Varouxakis

Exhibit 2
STOCK PURCHASE AGREEMENT
     Stock Purchase Agreement dated as of December 19, 2006 (the “Agreement”) among Alastor Investments S.A., a Marshall Islands corporation (“Alastor”), NY Holdings S.A., a Marshall Islands corporation (“NY Holdings”), G Bros. S.A., a Marshall Islands corporation (“G Bros.” and, together with Alastor and NY Holdings, the “Sellers”), V Capital S.A., a Marshall Islands corporation (the “Buyer”), Ion G. Varouxakis (“Varouxakis”) , George D. Gourdomichalis and Efstathios D. Gourdomichalis (collectively, the “Gourdomichalis’s).
     WHEREAS, Alastor and NY Holdings are the beneficial owners of 1,462,750 shares and 1,349,750 shares, respectively, of common stock, par value $0.001 per share (collectively, the “Shares”), of FreeSeas Inc., a Marshall Islands corporation (the “Company”); and
     WHEREAS, George D. Gourdomichalis is the principal owner and an affiliate of Alastor and Efstathios D. Gourdomichalis is the principal owner and an affiliate of NY Holdings.
     WHEREAS, G Bros is a lender under loan agreements dated August 2, 2004 and September 20, 2004 among G Bros. and Buyer, as lenders, and the Company, as borrower (such loan agreements, as amended, the “Loan Agreements”); and
     WHEREAS, Buyer wishes to buy the Shares from Alastor and NY Holdings, and Alastor and NY Holdings wish to sell the Shares to Buyer (the “Share Purchase and Sale”); and
     WHEREAS, Varouxakis is the principal owner and an affiliate of Buyer.
     WHEREAS, the outstanding balance due to G Bros under the Loan Agreements is $1,308,500 (the “Loans”) and G Bros wishes to assign such Loans to Buyer and Buyer wishes to acquire such Loans (the “Loan Purchase and Sale” and, together with the Share Purchase and Sale, the “Purchase and Sale”);
     NOW, THEREFORE, Buyer and Sellers agree as follows:
     Section 1. Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Sellers agree to sell and transfer to Buyer, and Buyer agrees to buy and acquire from Sellers, all of Sellers’ right, title and interest in and to (i) the Shares in exchange for payments at Closing (as defined below) to Alastor and NY Holdings in the amounts of $4,780,267 and $4,410,983, respectively; (ii) the Loans in exchange for a payment at Closing to G Bros. in the amount of $1,308,500; provided that if the Company makes any installment payments of principal of the Loans to G Bros prior to the Closing Date, the consideration for the Loan payable by Buyer will be correspondingly reduced. Payment shall be made by wire transfer of immediately available U.S. dollar funds to the respective accounts designated by the Sellers, such account details to be provided to Buyer not less than three (3) business days prior to the Closing Date.

     Section 2. Closing. (a) Subject to the satisfaction of the conditions precedent contained herein, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at a date and time to be determined by mutual agreement of the parties hereto at the offices of Wollmuth Maher & Deutsch LLP, 500 Fifth Avenue, New York, New York, not later than 5 p.m. Eastern Standard Time on January 5, 2007, subject to extension pursuant to Section 8(a) (the “Closing Date”).
     (b) At the Closing, Sellers shall deliver to Buyer (A) the original stock certificates together with stock powers endorsed in blank in respect of the Shares, (B) an executed instrument of assignment assigning the Loans to Buyer, together with any promissory notes evidencing the Loans endorsed in blank to the Buyer, (C) executed letters of resignation from each of George D. Gourdomichalis and Efstathios D. Gourdomichalis (together, the “Gourdomichalis’s”) to the Company, pursuant to which each such person shall resign as directors and officers of the Company and its subsidiaries effective as of the Closing Date. In addition, Sellers and Buyer shall furnish such other certificates and documents at the Closing as are reasonably requested by the other parties hereto to evidence or certify compliance with this Agreement or to effect the transactions contemplated hereby.
     Section 3. Representations and Warranties of Sellers. Each Seller and the Gourdomichalis’s hereby jointly and severally represent and warrant to Buyer as of the date hereof and as of the Closing as follows:
     (a) each Seller is a Marshall Islands corporation which is duly organized and in good standing as of the date of entry into this Agreement, and each Seller has, by all necessary corporate actions, duly authorized the execution and performance of this Agreement;
     (b) each Seller is the sole holder and beneficial owner of the Shares being sold by that Seller, and G Bros is the lender and sole party entitled to be repaid or receive the proceeds of the Loans being assigned by Seller, and no Seller has disposed of or transferred any part of its right, title and interest in the Shares or the Loans; the Shares and Loans are free and clear of all liens and encumbrances and no person or entity other than Seller has any right, title or interest in and to the Shares or the Loans;
     (c) the Shares constitute the sole direct or indirect ownership interests of Sellers and their affiliates in the Company (other than warrants and options to purchase 266,667 shares and 199,999 shares held by George D. Gourdomichalis and Efstathios D. Gourdomichalis, respectively); neither Seller nor any of its affiliates holds any debt obligations or other evidences of indebtedness of the Company (other than the Loans);
     (d) the delivery of the certificates for the Shares by Sellers to Buyer pursuant to this Agreement will transfer to Buyer good, marketable and valid title to the Shares, free and clear of all liens and encumbrances;
     (e) execution of this Agreement by each Seller will not conflict with, result in a breach of any provision of, or cause a default under any contractual or other obligation to which a Seller is a party or by which a Seller is bound, and will not conflict with any provision of any Seller’s constitutive documents;
     (f) this Agreement constitutes the valid and binding agreement of each Seller and the Gourdomichalis’s, enforceable in accordance with its terms;
     (g) neither any Seller, the Gourdomichalis’s nor the Shares or the Loans is or are subject to any actual or threatened claim, litigation or other proceeding that would adversely affect Buyer’s rights hereunder;
     (h) no Seller has filed any petition in bankruptcy, made any assignment for the benefit of creditors, been adjudicated insolvent or bankrupt, or had filed against him any involuntary petition in bankruptcy; and
     (i) each Seller has timely filed all income tax returns and paid all such taxes as they came due and to the best knowledge of Sellers and the Gourdomichalis’s, except as previously disclosed to Buyer, the Company has timely filed all Federal, state and foreign income tax reports and paid all such taxes as they came due.
     Section 4. Representations and Warranties of Buyer. Buyer and Varouxakis, jointly and severally, hereby represent and warrant to Seller as of the date hereof and as of the Closing as follows:
     (a) the Buyer is a Marshall Islands corporation which is duly organized and in good standing as of the date of entry into this Agreement, and Buyer has, by all necessary corporate actions, duly authorized the execution and performance of this Agreement;
     (b) this Agreement constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms;
     (c) Buyer’s execution of this Agreement will not conflict with, result in a breach of any provision of, or cause a default under any contractual or other obligation to which Buyer is a party or by which Buyer is bound, and will not conflict with any provision of Buyer’s constitutive documents;
     (d) Buyer is not subject to any actual or threatened claim, litigation or other proceeding that would adversely affect Seller’s rights hereunder;
     (e) Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D (an “Accredited Investor”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”);
     (f) Buyer is acquiring the Shares solely for investment, with no present intention to resell the Shares and, following the acquisition thereof, will be in compliance with applicable securities laws. The Buyer hereby acknowledges that, subject to Section 6(b) of this Agreement, the Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration or an exemption therefrom under the Securities Act;
     (g) Buyer and Varouxakis are fully familiar with the business and prospects of the Company, have made all such investigations thereof as they deemed necessary in connection with the transactions contemplated by this Agreement and are not relying on any representations or warranties not expressly set forth herein in entering into this Agreement and consummating the transactions contemplated herein.
     (h) Buyer has not filed any petition in bankruptcy, made any assignment for the benefit of creditors, been adjudicated insolvent or bankrupt, or had filed against it any involuntary petition in bankruptcy; and
     (i) Buyer has timely filed all Federal, state and foreign income tax reports and paid all such taxes as they came due.
     Section 5. Conditions to Closing.
     (a) Buyer’s performance of the Purchase and Sale is subject to (i) the representations and warranties of each Seller and of the Gourdomichalis’s being true and correct on the date of the Closing, as evidenced by an officer’s certificate from each Seller and a certificate from each of the Gordomichalis’s asserting such continued truth and correctness, and (ii) delivery by the Sellers of each of the items to be delivered by the Sellers at Closing pursuant to Section 2(b).
     (b) Sellers’ performance of the Purchase and Sale is subject to (i) to the representations and warranties of Buyer and Varouxakis being true and correct on the date of the Closing, as evidenced by an officer’s certificate from Buyer and a certificate from Varouxakis asserting such continued truth and correctness, (ii) receipt by the Gourdomichalis’s of (x) duly executed consents from the Company consenting to the termination of their respective employment agreements , (y) a duly executed cross release pursuant to which the Company releases the Gourdomichalis’s and the Gourdomichalis’s release the Company, such cross release to be substantially in the form of that set forth in Section 7 below, and (y) an undertaking from the Company providing assurances regarding the continued indemnification of the Gourdomichalis’s, such undertaking to be substantially in the form of Exhibit A, with such changes therein as the parties may mutually consent .
     (c) Buyer may waive any of the conditions set forth herein to its obligations to close the Purchase and Sale and Sellers may waive any of the conditions set forth herein to their obligations to close the Purchase and Sale.
     Section 6. Covenants. Each of the Sellers and Buyer hereby covenant as follows:
     (a) Each of the Sellers and Buyer agree to use its commercially reasonable best efforts to consummate the transactions contemplated herein and to cause all of the closing conditions to be fulfilled.

     (b) Sellers covenant to cooperate with Buyer and the Company to deliver at the Closing, to the extent permitted by applicable securities laws, up to 236,412 Shares registered under the Securities Act to persons designated by Buyer pursuant to Section 16 of this Agreement; it being understood that Sellers shall be under no obligation to procure the registration for resale under the Securities Act of any Shares not currently so registered.
     (c) Varouxakis and the Gourdomichalis’s and Buyer and Sellers agree that between the date hereof and the Closing they shall fully consult with each other in the conduct of the business of the Company and except as they may otherwise unanimously agree, use their commercially reasonable best efforts to cause (i) the business of the Company to be conducted only in the ordinary course in conformity with past practice; (ii) the Company not to make any change in its Articles of Incorporation or By-laws, and not to issue any shares of its Common Stock or any securities convertible into, or exercisable for, shares of Common Stock ( except upon the exercise or conversion of outstanding options, warrants or othe convertible ssecurities) or incur any indebtedness outside the ordinary course of business. Notwithstanding the foregoing, the parties agree that Varouxakis may engage in discussions prior to the Closing with respect to the business of the Company following the Closing without disclosure of the same to the Gourdomichalis’s; provided, that if the Closing does not occur within the time period described in Section 8 of this Agreement, Varouxakis will update the Gourdomichalis’s of any discussions of continuing relevance to the business of the Company.
     Section 7. Release. In partial consideration for Buyer entering into this Agreement, each Seller and its affiliates, including the Gourdomichalis’s,estates, heirs, successors and assigns, attorneys and agents, and any party acting on their behalf, whether by operation of law or statute (the “Seller Releasing Parties”) release absolutely and forever discharge Buyer and the Company and its subsidiaries and affiliates, and each of their respective stockholders, members, partners, officers, managers, directors, attorneys, accountants, present and former employees, agents, successors and assigns, and any party acting on its behalf, whether by operation of law or statute (the “Buyer Released Parties”) from any and all claims, charges, demands, liabilities, obligations, actions, claims in equity, rights, attorneys’ fees and causes of action of every kind and nature whatsoever (collectively, “Claims”), whether or not known or suspected at this time, whether fixed or contingent, whether anticipated or unanticipated, liquidated or unliquidated, which the Seller Releasing Parties have, ever had, owned or held, shall or may have against the Buyer Released Parties, based upon, arising out of, or related to or by reason of any event, cause, fact, thing, act, statement or omission of any kind whatsoever, relating to the business and affairs of the Company, including without limitation Seller’s and Buyer’s status as a stockholder or employee of the Company (collectively, the “Indemnified Matters”). In partial consideration for each Seller entering into this Agreement, Buyer and its affiliates, including Varouxakis, estates, heirs, successors and assigns, attorneys and agents, and any party acting on their behalf, whether by operation of law or statute (the “Buyer Releasing Parties”) release absolutely and forever discharge each Seller, and each of Seller’s attorneys, accountants, present and former employees, agents, successors and assigns, and any party acting on Seller’s behalf, whether by operation of law or statute (the “Seller Released Parties”) from any and all Claims, whether or not known or suspected at this time, whether fixed or contingent, whether anticipated or unanticipated, liquidated or unliquidated, which the Buyer Releasing Parties have, ever had, owned or held, shall or may have against the Seller Released Parties, based upon, arising out of, or related to or by reason of any Indemnified Matter. Notwithstanding the immediately preceding two sentences of this Section 7 of this Agreement, the Releasing Parties do not hereby release any Released Parties from any Claims arising out of the terms of this Agreement or instruments entered into pursuant to the terms of this Agreement (collectively the “Non-released Claims”). Each Releasing Party hereby agrees not to bring any suit or claim against any of the Released Parties for any Claim released under this Section 7 of this Agreement, and represents and warrants that it has not brought any such suit or claim as of the date hereof.
Section 8. Liquidated Damages; Attorney’s Fees.
     (a) Each of Buyer, on the one hand, and Sellers, on the other hand, acknowledge that the other party would be irreparably damaged by any breach by the other of the breaching party’s representations, warranties or covenants contained herein, and that neither party would have an adequate remedy at law for any such breach which resulted in a failure to consummate the Purchase and Sale contemplated herein. Accordingly, the parties agree that in the event that the parties are working in good faith to consummate the Closing, Buyer may by notice to Seller not later than 5 p.m., Eastern Standard Time, on January 2, 2007 extend the time for Closing to not later than 5 p.m., Eastern Standard Time, on January 16, 2007. If the Closing does not occur by the Closing Date or the extended Closing Date by reason of any party’s breach of its representations, warranties or covenants contained herein, the breaching party shall promptly pay to the other, as and for liquidated damages and not as a penalty, the sum of $500,000 plus the reasonable out-of-pocket expenses (up to a maximum of $100,000) incurred by the non-breaching party in connection with the transactions contemplated herein. Varouxakis hereby personally guarantees the payment by Buyer of any liquidated damages that may become payable to Sellers hereunder, and the Gourdomichalis’s, jointly and severally, hereby personally guarantee the payment of any liquidated damages that may become payable by the Sellers. If the Closing does not occur by the Closing Date or the extended Closing Date for any reason other than a breach by any party of its representations, warranties or covenants contained herein (i.e. despite the parties using their commercially reasonable best efforts to consummate the transactions herein), this Agreement shall terminate and neither party shall have any liability to the other.
     (b) The prevailing party in any action suit or proceeding between the parties with respect to the subject matter of this Agreement shall be entitled to an award of all reasonable legal fees and related costs incurred by it in connection with any such action.
     Section 9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of communication. Notices to each party shall be sent to such party at its address as set forth on the signature page hereto.
     Section 10. Governing Law; Jurisdiction and Venue; No Jury Trial. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without regard to such state’s principles of conflicts or choice of laws.

     Any dispute arising out of this Agreement shall be brought in the state and Federal courts of the State of New York sitting in the Borough of Manhattan and each of the parties hereby irrevocably submits to such jurisdiction. Each of the parties consents that any action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same. Each of the parties further agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail, postage prepaid, at its address for notices. Nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction. Each of the parties waives any right to a trial by jury in any action or proceeding arising out of this Agreement or the transactions contemplated hereby.
     Section 11. Severability. To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.
     Section 12. Entire Agreement; Survival. Except as expressly set forth herein, this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties with respect to the subject matter hereof. The covenants, representations and warranties of the parties contained herein shall survive the Closing indefinitely.
     Section 13. Expenses. Each party shall pay its own expenses incurred in connection with the negotiation, preparation and consummation of this Agreement and the transactions contemplated hereby; provided, that if more than two assignees are nominated by the Buyer, any additional costs arising therefrom shall be for the account of Buyer and not the Sellers.
     Section 14. Amendments, Waivers. Any provision of this agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Sellers or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 15. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. Execution may be accomplished by delivery of original or facsimile copies (including delivery of an Adobe Acrobat document in .pdf format) of the signature page hereto.
     Section 16. Assignment. The Buyer may assign the rights to purchase the Shares and/or Loans, in whole or in part, to one or more persons or entities who are each Accredited

Investors and make the representations to Sellers substantially similar to those made by Buyer in Section 4 hereof at any time with the prior written approval of the Sellers, such approval not to be unreasonably withheld or delayed; provided that nothing herein shall relieve Buyer of any liability for the non-performance by such assignee. Nothing in this Section 16 shall be construed to limit the right of Buyer to transfer the Shares and/or the Loans, in whole or in part, to any person or entity following the Closing.
     Section 17. Further Assurances. Following the Closing, each of Seller and Buyer agree to execute and deliver all such agreements, instruments and other documents as may be necessary or desirable to evidence the transactions contemplated hereby.
     IN WITNESS THEREOF, the parties have signed this Agreement as of the date and year first above written.

Address for Notices:	SELLERS: ALASTOR INVESTMENTS S.A.
	By:	/s/ George D. Gourdomichalis
		Name:	George D. Gordomichalis
		Title:	President

NY HOLDINGS S.A.
	By:	/s/ Efstathios D. Gourdomichalis
		Name:	Efstathios D. Gourdomichalis
		Title:	President

G BROS. S.A.
	By:	/s/ George D. Gourdomichalis
		Name:	George D. Gourdomichalis
		Title:	President

BUYER:

Address for Notices:	V CAPITAL S.A.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President

/s/ George D. Gourdomichalis
George D. Gourdomichalis

/s/ Efstathios D. Gourdomichalis
Efstathios D. Gourdomichalis

/s/ Ion G. Varouxakis
Ion G. Varouxakis

EXHIBIT A
Undertaking of Company
     During the period ending on the sixth (6th) anniversary of the Closing of the Purchase and Sale contemplated by that certain Agreement dated December 19, 2006 by and among Alastor Investments, S.A., NY Holdings S.A., V Capital S.A. and the other parties named therein (the “Agreement”), the Company will, to the maximum extent provided by law (but subject to any limitations that are applicable to the Company and its subsidiaries under applicable laws and the provisions of the certificate of incorporation and bylaws of the Company and the equivalent organizational documents of its subsidiaries with respect to indemnification and exculpation from liability as in effect on the date of this Agreement) indemnify and hold harmless the Gourdomichalis’s (hereinafter the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Matters”); provided, however, that if, at any time prior to the sixth anniversary of the Closing, any Indemnified Party delivers to the Company a written notice asserting a claim for indemnification under this undertaking, then the claim asserted in such notice shall survive the sixth anniversary of the Closing until such time as such claim is fully and finally resolved. In the event of any such claim, action, suit, proceeding or investigation, (i) the Company will have the right to control the defense thereof (it being understood that, by electing to control the defense thereof, Company will be deemed to have waived any right to object to the Indemnified Parties’ entitlement to indemnification hereunder with respect thereto), (ii) any counsel retained by or on behalf of the Indemnified Parties with respect to the defense thereof for any period after the Closing must be reasonably satisfactory to the Company, and (iii) after the Closing, the Company will pay the reasonable fees and expenses of such counsel, promptly after statements therefore are received (provided that in the event of a final non-appealable judicial determination that any Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to the Company); provided, however, that neither the Company, nor any Indemnified Party, will be liable for any settlement effected without its, his or her express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action (unless the Company elects to control the defense thereof, in which case the Company shall retain counsel reasonably satisfactory to the Indemnified Parties on their behalf) unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this undertaking, the Company shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this undertaking unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, action, suit, proceeding or investigation.
The Company agrees to pay all expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this undertaking, except in the event of a final unappealable judicial determination that any Indemnified Party is not entitled to indemnification hereunder.
Through the sixth (6th) anniversary of the Closing, the Company shall cause to be maintained in effect, for the benefit of the Indemnified Parties, directors’ and officers’ liability insurance coverage which is substantially equivalent to that provided under the Company’s directors’ and officers’ liability insurance policy in effect as of the date of this Agreement; provided, however, that in no event shall the Company be required pursuant to this undertaking to expend in any one year an amount in excess of 200% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the greatest coverage available for a cost equal to such amount. In lieu of such annual coverage, the Company may purchase at the time of Closing a 6 year tail insurance policy complying with the coverage requirements set forth in the preceding sentence.
Capitalized terms not otherwise defined in this undertaking shall have the meaning ascribed to them in the Agreement.
     IN WITNESS WHEREOF, the Company has caused this Undertaking to be executed and delivered by it duly authorized officer this ___ day of January, 2007.

Free Seas Inc.
By:	/s/